[Logo]
Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
May 28, 2009
Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549
VIA EDGAR CORRESPONDENCE

Re:	Ohio National Variable Account A; Pre-Effective Amendment No. 1 on Form N-4/A;
File Nos. 333-156430/ 811-1978; Class ID: C000075010; ONcore Lite II

Ohio National Variable Account A; Pre-Effective Amendment No. 1 on Form N-4/A;
File Nos. 333-156432/ 811-1978; Class ID: C000075011; ONcore Ultra II
Dear Ms. Roberts:
Below are our responses to the Staff’s comments related to the pre-effective amendments on Form N-4/A of the above-referenced variable annuity products.
In response to your comment regarding the Rule 12h-7 language, The Ohio National Life Insurance Company believes that, consistent with well established industry and SEC practice, the periodic reporting requirements of the Securities Exchange Act of 1934 do not apply to it as the depositor of one or more variable insurance product separate accounts. We have deleted the language regarding Rule 12h-7 from the filings.
In response to your comment regarding the Fixed Accumulation Account, we believe our disclosure on the Fixed Accumulation Account is consistent with industry standard; therefore, we decline to make the requested changes to it. We have included disclosure in rider descriptions that the guarantees are based on the claims paying ability of the depositor.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel